                                                                    EXHIBIT 99.1


        SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS

     You should consider the following factors in evaluating us and our business. If any of the following or other risks actually occurs, our business, financial condition and results of operations could be adversely affected. In such case, the trading price of our common stock could decline.

Our Failure To Manage Growth Of Operations May Adversely Affect Us

     We continue to increase the scope of our operations domestically and internationally and have increased our number of employees substantially. For example, at December 31, 1997, we had a total of 191 employees and at December 31, 1998, we had a total of 517 employees. This growth will continue to place a significant strain on our management systems and resources. If we are unable to manage our growth effectively, our business, financial condition and results of operations will be adversely affected. We may further expand domestically or internationally through internal growth or through acquisitions of related companies and technologies. Since November 1997, we have implemented new accounting, timekeeping and customer service systems. Our ability to manage any growth will depend in large part on the performance of these new systems.

     For us to effectively manage our growth, we must continue to:


     . improve our operational, financial and management controls;

     . improve our reporting systems and procedures;

     . enhance management and information control systems;

     . develop the management skills of our managers and supervisors; and

     . train and motivate our employees.

     Several of our executive officers joined our company since November 1997:


Name                        Title                          Start Date
----                        -----                          ---------
Robert Bearden              Senior Vice President--        August 1998
                            Global Sales
Michael J. Casey            Senior Vice President,         November 1997
                            Chief Financial Officer
                            and Treasurer
David K. Dabbiere           Senior Vice President,         March 1998
                            Chief Legal Officer
                            and Secretary
Neil Thall                  Senior Vice President--        January 1998
                            Supply Chain Strategy

     Our ability to manage any growth will depend in large part on the performance of these new managers. Each of these individuals has been involved only with our most recent operating activity. These executive officers must integrate themselves into daily operations, gain the trust and confidence of the other employees and work effectively as a team if we are to be successful.

Our Fluctuating Operating Results Could Cause Our Stock Price To Fall


     Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter If our quarterly revenue or operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall substantially. Our quarterly revenue is difficult to forecast for several reasons, including the following:

     . the market for distribution center management and supply chain execution software is in an early stage of development, and it is therefore difficult to accurately predict customer demand; and

     . the sales cycle for our products and services varies substantially from customer to customer, and we expect the sales cycle to lengthen. As a result, we have difficulty determining whether and when we will receive revenue from a particular customer.

     As a result of these and other factors, our license revenue is difficult to predict. Because our revenue from services is largely correlated to our license revenue, a decline in license revenue could also cause a decline in our services revenue in the same quarter or in subsequent quarters. In addition, an increase or decrease in hardware sales, which provide us with lower gross margins than sales of software licenses or services, may cause variations in our quarterly operating results.

     Other factors, many of which are outside our control, could also cause variations in our quarterly revenue and operating results. Some of these other factors are:


     . demand for our products;

     . introductions of new products by our competitors;

     . the level of price competition by our competitors;

     . customers' budgeting and purchasing cycles;

     . delays in our implementations at customer sites;

     . timing of hiring new services employees and the rate at which these employees become productive;

     . development and performance of our distribution channels;

     . timing of any acquisitions and related costs; and

     . identification of software quality problems.

     Most of our expenses, including employee compensation and rent, are relatively fixed. In addition, our expense levels are based, in part, on our expectations regarding future revenue increases. As a result, any shortfall in revenue in relation to our expectations could cause significant changes in our operating results from quarter to quarter and could result in quarterly losses. As a result of these factors, we believe that period-to-period comparisons of our revenue levels and operating results are not necessarily meaningful. You should not rely on our historical quarterly revenue and operating results to predict our future performance.

Our Operating Results Are Substantially Dependent On One Product

     Substantially all of our revenue comes from the sale of our PkMS software and related services and hardware, and we expect this pattern to continue. Accordingly, our future operating results will depend on the demand for PkMS and related services and hardware by future customers, including new and enhanced releases that are subsequently introduced. We cannot assure that the market will continue to demand our current products or that we will be successful in marketing any new or enhanced products. If our competitors release new products that are superior to PkMS in performance or price, demand for our products may decline. A decline in demand for PkMS as a result of competition, technological change or other factors would have a material adverse effect on our business, financial condition and results of operations.

Our Lengthy Sales Cycle And Delays In Implementations Of Our Products Could Adversely Impact Us

     Delays in, or cancellations of, sales or implementations of our products and services could have a material adverse effect on our business, financial condition and results of operations. The length of time between our initial contact with a customer and the agreement by the customer to buy our products typically ranges from three to six months, and is subject to delays over which we may have little or no control. Our sales cycle is long because:


     . we often must educate our customers regarding the use and benefits of our products before they decide to purchase;

     . our products are often used by our customers in mission critical operations of their business, and they want to evaluate completely a proposed implementation before purchasing; and

     . our customers must commit significant resources to the integration of our products with their existing systems.

     As the average dollar size of each sale of our products and services increases, we expect this sales cycle to lengthen because our customers will take longer to approve spending the larger amount of money. The time it takes us to implement our products for a customer can also be longer when the implementation is larger and more complex.

We Have A Short Operating History

     We commenced operations and shipped our first version of PkMS in 1990. Accordingly, we have only a limited operating history on which you can base your evaluation of our business and prospects. In addition, our prospects must be considered in light of the risks and uncertainties encountered by companies in an early stage of development in new and rapidly evolving markets. Although we have grown significantly during the past five years, we do not believe that our prior growth rates are sustainable or a good predictor of future operating results.

Our Inability To Attract And Retain Management And Other Personnel May Adversely Affect Us

     Our success greatly depends on the continued service of Alan J. Dabbiere, our Chairman of the Board, Chief Executive Officer and President, and Deepak Raghavan, our Chief Technology Officer, as well as our other key senior management, technical and sales personnel. The loss of any of our senior management or other key research, development, sales and marketing personnel, particularly if lost to competitors, could have a material adverse effect on our future operating results. We do not maintain key man life insurance on any of our executive officers. Our future success will depend in large part upon our ability to attract, retain and motivate highly skilled employees. We face significant competition for individuals with the skills required to perform the services we offer. We cannot assure that we will be able to attract and retain sufficient numbers of these highly skilled employees or to motivate them. Because of the complexity of the distribution center management software market, we may experience a significant time lag between the date on which technical and sales personnel are hired and the time at which such persons become fully productive.

Fluctuations In Hardware Sales May Adversely Affect Us

     A significant portion of our revenue in any period is comprised of the resale of a variety of third party hardware products to purchasers of our software. Our customers may choose to purchase this hardware directly from manufacturers or distributors of such products. Revenue from hardware sales as a percentage of total revenue decreased in 1996, 1997 and 1998, and may continue to decrease in the future. If we are not able to increase our revenue from software licenses and services or maintain our hardware revenue, our business, financial condition and results of operations may be adversely affected.

Immigration Restrictions May Hinder Our Employee Retention And Hiring

     A number of our employees are Indian nationals employed pursuant to non-immigrant work-permitted visas issued by the United States Immigration and Naturalization Service, or INS. There is a limit on the number of new visas issued by the INS each year. In years in which this limit is reached, we may be unable to retain or hire additional foreign employees. The federal government may in the future further restrict the issuance of new visas. If we are unable to retain or hire additional foreign employees, we may incur additional labor costs and expenses or not have sufficient qualified personnel to carry on our business, which could have a material adverse effect on our business, financial condition and results of operations.

We May Not Be Able To Continue To Compete Successfully With Other Companies

     We compete in markets that are intensely competitive and are expected to become more competitive as current competitors expand their product offerings and new competitors enter the market. Our current competitors come from many segments of the software industry and offer a variety of solutions directed at various aspects of the supply chain, as well as the enterprise as a whole. We have faced competition for product sales from:


     . other distribution center management software vendors;

     . the corporate information technology departments of potential customers capable of internally developing solutions; and

     . smaller independent companies that have developed or are attempting to develop distribution center management software.

     We may face competition in the future from business application software vendors that may broaden their product offerings by developing or acquiring distribution center management software, and Enterprise Resource Planning, or ERP, and Supply Chain Management, or SCM, applications vendors. These ERP and SCM vendors have a large number of strong customer relationships which could provide a significant competitive advantage. New competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Many of our current or potential future competitors have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition, and a larger installed base of customers than we do. To be successful, we must continue to produce products based on the leading technology in our market. If we cannot maintain our technological leadership or assemble the development, marketing, sales and customer service resources to meet any competitive threat, we may lose market share and suffer reductions in sales prices and gross margins. These developments could materially and adversely affect our business, financial condition and results of operations.

If We Cannot Integrate Acquired Companies With Our Business, Our Profitability May Be Adversely Affected

     We acquired Performance Analysis Corporation, or PAC, in February 1998 and the Distribution Center Management Systems software product and related assets of Kurt Salmon Associates in October 1998. We may from time to time acquire companies with complementary products and services. These acquisitions will continue to expose us to increased risks and costs, including the following:


     . difficulties in assimilating new operations and personnel;

     . diverting financial and management resources from existing operations;
       and

     . difficulties in integrating acquired technologies.

     We may not be able to generate sufficient revenue from any of these acquisitions to offset the associated acquisition costs. We will also be required to maintain uniform standards of quality and service, controls, procedures and policies. Our failure to achieve any of these standards may hurt relationships with customers, employees, and new management personnel. In addition, future acquisitions may result in additional stock issuances which could be dilutive to our shareholders.

     We may also evaluate joint venture relationships with complementary businesses. Any joint venture we enter into would involve many of the same risks posed by acquisitions, particularly the following:


     . risks associated with the diversion of resources;

     . the inability to generate sufficient revenue;

     . the management of relationships with third parties; and

     . potential additional expenses.

     Many business acquisitions must be accounted for using the purchase method of accounting. Many acquisition candidates have significant intangible assets, and an acquisition of these businesses, if accounted for as a purchase, would result in substantial goodwill amortization charges to us, reducing future earnings. In addition, these acquisitions could involve acquisition-related charges, such as one-time acquired research and development charges. For example, we recorded an acquired research and development expense of approximately $1.6 million in the first quarter of 1998 in connection with the acquisition of PAC.

     We accounted for the $1.6 million expense in the PAC acquisition using a cost-based approach. This cost-based approach is not a widely used methodology to value acquired research and development in a technology acquisition. Many software companies account for acquisitions using an income-based approach to value acquired research and development. Although we believe that an income-based approach often provides a more precise valuation, because there was not then a market for PAC's Windows NT product, which prevented us from preparing meaningful projections of future cash flow, we elected to use the cost-based approach.

Our Growth Is Dependent Upon The Successful Development Of Our Direct And Indirect Sales Channels

     We sell our products primarily through our direct sales force and we support our customers with our internal technical and customer support staff. Our ability to achieve significant revenue growth in the future will greatly depend on our ability to recruit and train sufficient technical, customer and direct sales personnel, particularly additional sales personnel focusing on the new vertical market segments that we target. We have in the past and may in the future experience difficulty in recruiting qualified sales, technical and support personnel. Our inability to rapidly and effectively expand our direct sales force and our technical and support staff could materially adversely affect our business.

     We believe that future growth also will depend on developing and maintaining successful strategic relationships with systems integrators and third party software application providers. Our strategy is to continue to increase the proportion of customers served through these indirect channels. We are currently investing, and plan to continue to invest, significant resources to develop these indirect channels. This investment could adversely affect our operating results if these efforts do not generate license and service revenue necessary to offset this investment. Also, our inability to recruit and retain qualified systems integrators could adversely affect our results of operations. Because lower unit prices are typically charged on sales made through indirect channels, increased indirect sales could adversely affect our average selling prices and result in lower gross margins. In addition, sales of our products through indirect channels will reduce our consulting service revenues as the third party systems integrators provide these services. As indirect sales increase, our direct contact with our customer base will decrease, and we may have more difficulty accurately forecasting sales, evaluating customer satisfaction and recognizing emerging customer requirements. In addition, these systems integrators and third party software providers may develop, acquire or market products competitive with our products.

     Our strategy of marketing our products directly to customers and indirectly through systems integrators and third party software application providers may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different systems integrators target the same customers, systems integrators may also come into conflict with each other. Any channel conflicts which develop may have a material adverse effect on our relationships with systems integrators or hurt our ability to attract new systems integrators.

There Are Many Risks Associated With International Operations

     We continue to expand our international operations, and these efforts require significant management attention and financial resources. We may not be able to successfully penetrate international markets or if we do, there can be no assurance that we will grow these markets at the same rate as in North America. Because of the complex nature of this expansion, it may adversely affect our business and operating results.

     We have committed resources to the opening and integration of additional international sales offices and the expansion of international sales and support channels. Our efforts to develop and expand international sales and support channels may not be successful. International sales are subject to many risks, including the following:


     . difficulties in staffing and managing foreign operations;

     . difficulties in managing international systems integrators;

     . difficulties and expenses associated with complying with a variety of foreign laws;

     . difficulties in producing localized versions of our products;

     . import and export restrictions and tariffs;

     . difficulties in collecting accounts receivable;

     . unexpected changes in regulatory requirements;

     . currency fluctuations; and

     . political and economic instability abroad.

     International sales can also be affected to a greater extent by seasonal fluctuations resulting from the lower sales that typically occur during the summer months in Europe and other parts of the world.

We Must Continue To Advance Our Technology To Remain Competitive

     The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. Our existing products could be rendered obsolete if we fail to continue to advance our technology. We have also found that the technological life cycles of our products are difficult to estimate, partially because of changing demands of other participants in the supply chain. We believe that our future success will depend upon our ability to continue to enhance our current product line while we concurrently develop and introduce new products that keep pace with competitive and technological developments. These developments require us to continue to make substantial product development investments. Although we are presently developing a number of product enhancements to the PkMS product suite, we cannot assure that these enhancements will be completed on a timely basis or gain customer acceptance.

We May Face Liability To Clients If Our Systems Fail

     Our products are often critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. We have guaranteed that our products will comply with certain labeling requirements of the top 100 consumer goods retailers as ranked by Stores Magazine. If our products fail to function as required, we may be subject to claims for substantial damages. Courts may not enforce provisions in our contracts which would limit our liability or otherwise protect us from liability for damages. Although we maintain general liability insurance coverage, including coverage for errors or omissions, this coverage may not continue to be available on reasonable terms or in sufficient amounts to cover claims against us. In addition, our insurer may disclaim coverage as to any future claim. If claims exceeding the available insurance coverage are successfully asserted against us, or our insurer imposes premium increases, large deductibles or co-insurance requirements on us, our business, financial condition and results of operations could be adversely affected.

Our Failure To Adequately Protect Our Proprietary Rights May Adversely Affect Us

     Our success and ability to compete is dependent in part upon our proprietary technology. There can be no assurance that we will be able to protect our proprietary rights against unauthorized third-party copying or use. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of certain foreign countries do not protect our rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Any infringement of our proprietary rights could materially adversely affect our future operating results. Furthermore, policing the unauthorized use of our products is difficult and litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our future operating results.

Intellectual Property Claims Can Be Costly And Result In The Loss Of Significant Rights

     It is possible that third parties will claim that we have infringed their current or future products. We expect that distribution center management software developers like us will increasingly be subject to infringement claims as the number of products grow. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect upon our operating results. We cannot assure that these royalty or licensing agreements, if required, would be available on terms acceptable to us, if at all. We cannot assure that legal action claiming patent infringement will not be commenced against us, or that we would prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. If a patent claim against us were successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business, financial condition and results of operations would be materially adversely affected.

Year 2000 Risks May Result In Material Adverse Effects On Our Business

     Over the next 12 months, many companies will need to upgrade their computer systems and software products in order to ensure that these systems and software are able to distinguish 21st century dates from 20th century dates. While our current products are designed to comply with these "Year 2000" requirements, we may still face claims resulting from system problems associated with the century change. Our software products that are designed to be Year 2000 compliant may not contain all necessary date code changes. Customers using earlier versions of our products which were not Year 2000 compliant may have to install a later version of the software that is Year 2000 compliant or implement a modification to correct that version. Because our software system is often integrated with hardware and operating or interface software over which we exert little control, the failure of the manufacturers of those systems to insure that they are Year 2000 compliant may cause the integrated system to fail. Any Year 2000 problems with our products and implementations which are not satisfactorily corrected may adversely affect our business, financial condition and results of operations.

     In addition, Year 2000 non-compliance in our internal information technology, or IT, systems and non-IT systems on which our operations rely may have an adverse impact on our business, financial condition or results of operations. While we believe that these systems, many of which have been recently upgraded, are all Year 2000 compliant, they may not be. Non-compliance by our business partners may also have an adverse impact on our business, financial condition or results of operations.

     We believe that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues in a variety of ways.
Expenditures by many companies to address Year 2000 issues may result in reduced funds available to purchase software products such as those that we offer. Potential customers may also choose to defer purchasing Year 2000 compliant products until they believe it is absolutely necessary, thus potentially resulting in stalled market sales within the industry. Conversely, Year 2000 issues may cause companies to accelerate purchases, thereby causing an increase in short-term demand and a consequent decrease in long-term demand for software products. Additionally, Year 2000 issues could cause a significant number of companies, including our customers, to reevaluate their current software needs and as a result switch to other systems or suppliers. Any of the foregoing could result in a material adverse effect on our business, financial condition and results of operations.

     Our directors, executive officers and key employees together control approximately 80.7% of our outstanding common stock. In particular, Alan J. Dabbiere, the Chairman of the Board, Chief Executive Officer and President, controls approximately 45.6% of our common stock. As a result, these shareholders, if they act together, are able to influence the management and affairs of our company and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of the common stock.

We May Require Additional Capital

     We may require additional capital to finance our growth or to fund acquisitions or investments in complementary businesses, technologies or product lines. Our capital requirements will depend on many factors, including:


     . demand for our products;

     . the timing of and extent to which we invest in new technology;

     . the level and timing of revenue;

     . the expenses of sales and marketing and new product development;

     . the success and related expense of increasing our brand awareness;

     . the extent to which competitors are successful in developing new products and increasing their market share; and

     . the costs involved in maintaining and enforcing intellectual property rights.

     To the extent that our resources are insufficient to fund our future activities, we may need to raise additional funds through public or private financing. However, additional funding, if needed, may not be available on terms attractive to us, or at all. Our inability to raise capital when needed could have a material adverse effect on our business, operating results and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of our Company by our shareholders would be diluted.

Our Articles Of Incorporation And Bylaws And Georgia Law May Inhibit A Takeover Of Our Company

     Our basic corporate documents and Georgia law contain provisions that might enable our management to resist a takeover of our Company. These provisions might discourage, delay or prevent a change in the control of our Company or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of the common stock.

Our Stock Price Has Been Highly Volatile

     The trading price of our common stock has fluctuated significantly since our initial public offering in April 1998. In addition, the trading price of our common stock could be subject to wide fluctuations in response to various factors, including:


     . quarterly variations in operating results;

     . announcements of technological innovations or new products by us or our competitors;

     . developments with respect to patents or proprietary rights; and

     . changes in financial estimates by securities analysts.

     In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many technology companies and that often has been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.